                            ASSET PURCHASE AGREEMENT

     THIS AGREEMENT, is made on February 28, 1997, between DAVID KLEIN OUTDOOR ADVERTISING, INC., a New Jersey corporation ("Seller"), and UNIVERSAL OUTDOOR, INC., an Illinois corporation ("BUYER"). In consideration of the mutual promises and undertakings contained in this Agreement, and other good and valuable consideration the receipt of which is acknowledged, SELLER agrees to sell and BUYER agrees to buy certain specified assets of SELLER, upon the following terms and conditions:

     1. DEFINED TERMS. The terms set forth below are defined in the section of this Agreement set forth opposite each term:

               Assets                        3
               Broker Agreement              4
               Buyer                         Preamble
               Closing                       5
               Contracts                     3.3
               Displays                      3.1
               KOA                           Preamble
               Leases                        3.2
               Locations                     3
               Permits                       3.4
               Prepaid Leases                10
               Seller                        Preamble
               Steelgrave                    4
               Unbuilt Locations             3.5

     2. EFFECTIVE DATE. The effective date of the transfer of the assets to be conveyed shall be the date of Closing.

     3. ASSETS TO BE SOLD. SELLER agrees to convey to BUYER at the time of Closing, good and merchantable title to the assets, by a Bill of Sale and Assignment and Assumption Agreements, the following property ("Assets") at the locations listed on Exhibit 3 ("Locations"):

          3.1 OUTDOOR ADVERTISING DISPLAYS. All personal property owned by SELLER used in the operation of the existing bulletin, junior poster, eight-sheet painted walls or any other outdoor advertising displays ("Displays") as are more fully described by Location in Exhibit 3 which property shall be conveyed pursuant to the original

Bill of Sale which is attached as Exhibit 3.1;

          3.2 GROUND LEASES. The title, leases, licenses or agreements for the rights of use ("Leases"), for the Locations listed on Exhibit 3, which Leases shall be conveyed pursuant to the original Assignment and Assumption of Leases, which is attached as Exhibit 3.2;

          3.3 ADVERTISING CONTRACTS. The advertising contracts ("Contracts") for the Locations listed on Exhibit 3, which Contracts shall be conveyed pursuant to the original Assignment and Assumption of Advertising Contracts, which is attached as Exhibit 3.3;

          3.4 PERMITS. All necessary and requisite permits and governmental approvals ("Permits") for the Locations listed on Exhibit 3, which Permits shall be conveyed pursuant to the original Assignment and Assumption of Permits, which is attached as Exhibit 3.4; and

          3.5 UNBUILT LOCATIONS. Any complete or partially complete Displays and any Leases, Contracts or Permits for locations which have not yet been constructed ("Unbuilt Locations"). The Unbuilt Locations of SELLER are more fully described in Exhibit 3.5 and any Leases, Contracts and Permits pertaining to Unbuilt Locations shall be conveyed by the Bill of Sale and Assignment and Assumption Agreements attached as Exhibit 3.1 - 3.4.

     4. PURCHASE PRICE. BUYER agrees to purchase the assets listed above for the total sum of $4.7 million (plus or minus prorations specified below) (the "Purchase Price") payable to SELLER at Closing. Simultaneously with the payment of the Purchase Price to SELLER, at the direction of SELLER, Buyer shall pay $600,000 to Steelgrave Investment Corp. ("Steelgrave") in compensation for amounts due to it by SELLER pursuant to that certain agreement dated as of January 14, 1997 among SELLER and Steelgrave (the "Broker Agreement"). The Purchase Price shall be paid by wire transfer as designated on Exhibit 4.

     5. CLOSING. This transaction shall be closed ("Closing") on the date first set forth above or on such date as mutually agreed ("Closing Date"), at a location to be mutually agreed upon.

     6.   TRANSFER OF ASSETS.

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          6.1  SELLER shall convey all property and assets referred to in
Sections 3 through and including 3.5 to BUYER by delivering to BUYER a Bill of Sale and Assignment and Assumption Agreements in the form set forth on Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.

          6.2 SELLER shall be entitled to all payments due under the Contracts for the month of February, 1997 and before. BUYER shall be entitled to all payments due under the Contracts for the month of March, 1997, and after. BUYER shall be entitled to a credit at Closing for a prorated amount of the billings for that portion of the month of February, 1997 beginning the day after Closing through the end of the month. The parties agree that the February, 1997 billings were $58,699.96 net of all agency commissions paid or to be paid by SELLER. In the event SELLER receives payments belonging to BUYER after Closing, those payments shall be immediately transferred to BUYER and SELLER shall endorse any such checks payable to the order of BUYER. Any sums due under the Contracts for any time period before the month of February, 1997, shall remain the property of the SELLER and shall continue to be receivable of the SELLER, even after Closing. If there shall be any check received pertaining to both time periods (before and after February, 1997), BUYER and SELLER agree to promptly distribute (and in no event later than five (5) days after receipt) the proceeds in a manner consistent with this paragraph. At Closing, SELLER shall deliver executed notices from SELLER to advertisers directing payment to BUYER after the Closing of payments for advertising services after February, 1997, on the Contracts conveyed. At Closing, SELLER shall deliver executed notices from SELLER to lessors of the Leases advising the lessors that the SELLER's obligations under the Leases have been assigned to the BUYER effective as of the Closing Date. All notices in this Section 6.2 shall be in the form attached as Exhibit 6.2.

          6.3 SELLER will, on or after Closing, execute and deliver any other documents as may be reasonably necessary to transfer or further perfect title to the assets transferred to BUYER including, without limitation, bills of sale, assignments, permits and any other documents, sending letters and notices to advertisers, lessors and appropriate government officials notifying them of the date of transfer and that future payments, notices, etc., are to be directed to BUYER or its nominee.

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     7.  CLOSING STATEMENT.  At the time of Closing, the parties shall prepare a
Closing Statement which shall be signed by each of the parties and shall indicate appropriate debits and credits on account of the Purchase Price, prorations, security deposits and other adjustments as more fully described in this Agreement.

     8. BOOKS AND RECORDS. At the time of Closing, SELLER shall deliver to BUYER all correspondence, notes, books, records, and other documents in SELLER's possession or control, relating to the assets purchased including but not limited to the following: (1) all Leases, (2) all Contracts, (3) all Permits and
(4) all files and computer-generated reports pertaining to the Locations including the Unbuilt Locations to the extent they exist and to the extent conveniently available, including a complete list of all ground lease lessors, advertising customers and their respective mailing addresses and phone numbers, all photographs of Displays under contract to the extent available and all art work, sketches, pounce patterns, diagrams, schematics and related materials.

          8.1 SELLER may retain copies of and shall continue after Closing to have access to any books, records or other documents transferred:

               8.1.1 which are or may be relevant to any claim or defense SELLER may have against third persons or which SELLER reasonably deems necessary in any action or proceeding concerning SELLER's assets, or

               8.1.2 which are or may be relevant to SELLER's liability for taxes in connection with or arising out of the conduct or ownership of the assets purchased. SELLER shall not deliver to BUYER any books, records, or other documents relating to ideas SELLER may have had for the conduct of any business other than the business relating to the assets purchased by BUYER.

          8.2 This provision shall not constitute a covenant by or requirement that the BUYER preserve or retain for more than three (3) years from Closing any books, records, or other documents delivered under this provision.

     9. NO LIENS AT CLOSING. SELLER will, prior to or at the Closing, take such steps necessary to deliver title to

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the assets to be conveyed free of any liens or encumbrances and as otherwise warranted.

     10. PRORATIONS. The Purchase Price set forth in Section 4 is subject to the following adjustments and prorations.

          10.1 Plus an amount which will credit SELLER for lease payments which have been paid in advance for time periods following Closing ("Prepaid Leases").

          10.2  Minus the amounts which will credit BUYER for the following:

               10.2.1 Any lease payments for which BUYER becomes obligated relating to any period of time prior to Closing.

               10.2.2 Any advertising services delivered after Closing for which SELLER has already billed or otherwise receives payment.

               10.2.3 All items of income and expense listed below relating to the Assets will be prorated as of the Closing Date, with SELLER liable to the extent such items relate to any time period up to and including the Closing Date, and BUYER liable to the extent such items relate to periods on or subsequent to the Closing Date; including without limitation (a) personal property, real estate, occupancy and water taxes, if any, on or with respect to the Assets; (b) rents, taxes and other items payable by SELLER under any contract to be assigned to or assumed by BUYER; (c) the amount of sewer rents and charges for water, telephone, electricity and other utilities and fuel; (d) all rentals that are or would be payable or have accrued pursuant to "percentage rental" lease provisions with respect to periods after the Closing Date (for purposes of this Section 10.2.3, the Closing Date shall be the end of any such periods for accrual purposes); and (e) all items paid or payable on or after the Closing Date under any obligation specifically assumed to the extent not specifically referenced in clauses (a) - (d) above which are normally prorated in connection with similar transactions. A list of percentage leases with the date of expiration is attached hereto as Exhibit 10.2.3;

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               10.2.4  If current payments with respect to items to be prorated pursuant to this Section 10.2 are not ascertainable on or before the Closing Date, such payments shall be prorated on the basis of the most recently ascertainable bill therefor and shall be reprorated between SELLER and BUYER when the current bills with respect to such items have been issued and a cash settlement shall be made within thirty (30) days thereafter.

     11. SELLER'S WARRANTIES. SELLER represents, warrants and agrees that the following are true and correct on the date of this Agreement and will continue to be true and correct on each day until and including the Closing as though made on and as of each day:

          11.1 ORGANIZATION. SELLER is a corporation formed under the laws of the State of New Jersey, it has complied with all laws concerning the right of the corporation to conduct its business and is legally qualified to transact such business. SELLER has the full power and authority to own, lease and operate its properties and conduct its business as conducted in the places where the properties are now owned, leased or operated, by SELLER.

          11.2 AUTHORIZATION. SELLER is duly authorized to execute, deliver and complete this Agreement.

          11.3 LIABILITIES. As of the date of this Agreement, SELLER has no knowledge of any liability, absolute or contingent, arising from or in any way connected with the Assets.

          11.4 LITIGATION. To SELLER's knowledge, there is no action, proceeding, or investigation pending or threatened against SELLER or involving any of the Assets before any court or before any governmental department, commission, board, agency, or instrumentality, nor does SELLER know of any basis for any such action, proceeding or investigation which could result in any order, injunction or decree against SELLER or involve any of the Assets except as set forth in Exhibit 11.4.

          11.5 AGREEMENTS. This Agreement will not conflict with, result in a breach of the terms and conditions of, accelerate any provision of, or constitute any

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default under any contract or agreement to which SELLER is now, or may become a party.

          11.6 TITLE OF ASSETS. SELLER has good title to all of the assets, properties, rights and interest to be sold, subject to no mortgage, pledge, lien, charge or encumbrance of any nature, except as noted on Exhibit 11.6, which will be discharged at or before the Closing.

          11.7 CONDITION OF DISPLAYS. The Displays and equipment to be sold to BUYER are in good working order and repair, and comply with all applicable building codes, zoning or other promulgations of entities having jurisdiction over the construction and maintenance of the Displays and are fit for intended purpose in accordance with industry standards.

          11.8 COMPLIANCE WITH STATES' CORPORATE LAWS. SELLER will comply with all the requirements and conditions of the corporate and revenue laws and ordinances of all states and municipalities in which SELLER transacts business relative to the sale of the Assets by the date of Closing and will deliver to BUYER, upon request, proper certified copies of corporate resolutions authorizing negotiation and consummation of this transaction whether or not required by applicable law.

          11.9 LEASES. The Leases are valid and in full force and effect and permit the continued presence of the Display. Neither SELLER nor to SELLER's knowledge any lessor is in default of any Lease. Contractual lease payments will be made by SELLER for all periods up to and including Closing.

          11.10 CONTRACTS. The Contracts are valid and in full force and effect. Neither SELLER nor to SELLER's knowledge is any advertiser in default of any Contract.

          11.11 PERMITS. SELLER has obtained all necessary permits and other federal, state and local authorizations necessary to allow the continued presence of the Displays where located; all applicable fees for such permits have been paid; all such permits are valid and in effect and to SELLER's knowledge are fully transferable; and to SELLER's knowledge neither the execution nor the consummation of this Agreement will terminate any Permit.

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SELLER agrees to cooperate fully with BUYER in renewing any Permit after
Closing.

          11.12 BROKERS. SELLER is not a party to or in any way obligated under any contract for payment of fees and expenses to any broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement except for Steelgrave, as to which BUYER shall, pursuant to Section 4 hereof, pay such amount as set out in such Section 4 and as to which BUYER shall incur no further obligation or liability, and notwithstanding Section 16, SELLER agrees to indemnify and hold BUYER harmless from any liability arising from this transaction from any loss, liability or obligation incurred by BUYER by reason of a breach of this representation including reasonable attorneys' fees and costs.

          11.13 DISCLOSURE. No representation or warranty made by SELLER in this Agreement nor any statement or certificate already furnished or to be furnished by SELLER in connection with the transactions contemplated, contain any known untrue statement of or fails to state a known material fact.

          11.14 DISPLAY AND ADVERTISING FACES. There are six (6) Displays with a total of ten (10) advertising faces being purchased by BUYER.

          11.15 NO CONTINUING INTEREST. Following Closing, neither SELLER nor any officer, director or shareholder of SELLER will have any direct, indirect or beneficial ownership or other financial interest in any real or personal property which is in any way involved with or related to the operation of the sign structures being purchased by BUYER.

     12. BUYER'S WARRANTIES. BUYER represents, warrants and agrees that the following are true and correct on the date of this Agreement.

          12.1 ORGANIZATION. BUYER is a corporation formed under the laws of the State of Illinois, it has complied with laws concerning the right of the corporation to conduct its business and is legally qualified to transact such business. BUYER has the full power and authority to own, lease and operate its properties and

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conduct its business as conducted in the places where the properties are now owned, leased or operated, by SELLER.

          12.2 AUTHORIZATION. BUYER is duly authorized to execute, deliver and complete this Agreement.

          12.3 COMPLIANCE WITH STATES' CORPORATE LAWS. BUYER will comply with all the requirements and conditions of the Business Corporation Act ("Act"), in the state of Illinois relative to the sale of the assets by the date of Closing and will deliver to SELLER an Officer's Certificate attesting to the authority of BUYER to negotiate and consummate this transaction whether or not required by the Act.

          12.4 BROKERS. BUYER is not a party to or in any way obligated under any contract for payment of fees and expenses to any broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement, and notwithstanding Paragraph 15, BUYER agrees to indemnify and hold SELLER harmless from any liability arising from this transaction from any loss, liability or obligation incurred by SELLER by reason of a breach of this representation including reasonable attorneys' fees and costs.

     13. CONDITIONS TO OBLIGATIONS OF BUYER. The obligations of BUYER to close or perform is subject to the satisfaction of the following conditions, any of which the BUYER may at its election enforce or waive:

          13.1 BUYER shall have completed, prior to Closing and to BUYER's reasonable satisfaction BUYER's due diligence inspections and investigations, including BUYER's review of SELLER's books and records specified in Section 8 above, and that such inspections and investigations shall not reveal a breach of any representation, warranty or covenant in this Agreement.

          13.2 All representations and warranties of SELLER shall be true and correct as of the date of this Agreement and shall be true and correct in all respects on the Closing Date with the same force as if such representations and warranties had been made on the Closing Date, all agreements to be performed by SELLER on or prior to the Closing Date shall have been fully performed, and, upon request, BUYER shall have received a certificate dated the Closing Date signed by the duly authorized President or Vice President and attested by the Secretary or an Assistant Secretary of SELLER to that effect.

          13.3 If requested, BUYER shall have received an original certificate of good standing for the SELLER issued by the states in which SELLER transacts business; and resolutions of the Board of Directors or unanimous written consent of the shareholders of SELLER, authorizing the execution, delivery and performance of this Agreement, certified by the Secretary or an Assistant Secretary of SELLER.

          13.4 There shall not have been any material adverse change in SELLER's assets or condition, financial or otherwise, including, without limitation, its relationships with customers, landlords or others, between the date of this Agreement, and the date of Closing. SELLER agrees to operate and maintain its business in its regular course from the date of this Agreement to Closing.

          13.5 SELLER shall have maintained its assets to be conveyed, including the Displays, in at least as good condition and repair as on the date of this Agreement and will not voluntarily suffer anything to be done that will decrease the value of its property, ordinary wear and tear excepted.

          13.6 Counsel for BUYER shall have approved the form, substance and sufficiency of all instruments to be delivered by SELLER at or before Closing. Approval will not be unreasonably withheld, denied or delayed.

          13.7 If SELLER cannot timely cure any defect which prevents Closing after good faith efforts, then either party may rescind this Agreement.

          13.8 SELLER shall have executed and delivered to BUYER a Noncompetition, Nonsolicitation and Nondisclosure Agreement in the form attached as Exhibit 13.8.

     14.  GENERAL CONDITIONS.

          14.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties and agreements made by the Parties to this Agreement shall survive the consummation and/or Closing of this Agreement and any investigation made at that time by or on behalf of either party.

          14.2 SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of SELLER and BUYER.

          14.3 NOTICES. All notices shall be in writing and delivered in person or sent by certified, registered or express mail or by facsimile:

IF FOR SELLER, ADDRESSED TO:  David Klein, Outdoor Advertising
                              David Klein, President
                              12 Woods Road
                              West Long Branch, New Jersey 07764
                              Telephone 908-222-6039
                              Facsimile 908-728-1655

WITH A COPY TO:               Schumann, Hanlon, Doherty,
                                McCrossin & Paolino
                              Brian Doherty
                              30 Montgomery Street, 15th Floor
                              Jersey City, New Jersey 07302
                              Telephone:  201-434-2000
                              Facsimile:  201-434-2676

IF FOR BUYER, ADDRESSED TO:   Universal Outdoor, Inc.
                              Paul G. Simon, Secretary
                              321 N. Clark Street, Suite 1010
                              Chicago, Illinois 60610
                              Telephone 312-644-8673
                              Facsimile 312-644-8071

WITH A COPY TO:               Skadden, Arps, Slate, Meagher
                                & Flom LLP
                              Howard Ellin
                              919 Third Avenue
                              New York, NY 10022
                              Telephone: 212-735-3000
                              Facsimile: 212-735-2000

of such other address for either or both as is stated in a written notice given in compliance under this clause.

          14.4 HEADINGS. The various headings used in this Agreement as headings for sections or otherwise are for convenience and shall not be used in interpreting the text of the section in which they appear.

          14.5 PRESS RELEASES. Any press releases or other public announcement of this transaction, other than any filing that may be required by law, shall be first approved by BUYER and SELLER.

          14.6 GOVERNING LAW. This Agreement shall be construed and interpreted in accordance with the law of the State of Illinois.

          14.7 SEVERABILITY. The invalidity of any provision of this Agreement shall not impair the validity of any other provision. If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, that provision will be deemed severable and the Agreement shall be enforced with that provision severed or as modified by the court to the extent necessary to carry out the present manifest intentions of the parties.

          14.8 ENTIRE AGREEMENT AND MODIFICATION. This Agreement sets forth the entire understanding of the parties. It may be amended, modified or terminated only by instruments signed by the parties.

          14.9 COUNTERPARTS. This Agreement is executed in three counterparts, each of which shall be deemed to be and shall constitute one and the same instrument.

          14.10 FEES AND COSTS. BUYER and SELLER agree that each party shall bear its own costs and expenses, including attorneys' fees, in connection with this transaction.

     15.  INDEMNIFICATION.

          15.1 SELLER shall defend, indemnify and hold BUYER harmless against and in respect of:

               15.1.1  Any and all loss, damage, deficiency, or liability from
(i) any misrepresentation, breach of representation, warranty or covenant, or nonfulfillment of any agreement on the part of SELLER under this Agreement; and
(ii) any liability or obligation incurred by

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SELLER or arising out of any event or circumstances occurring prior to the
Closing Date which is not assumed by BUYER; and

               15.1.2 Any and all actions, suits, proceedings, demands, assessments, costs and expenses, including reasonable attorneys' fees, incident to Sub-Section 15.1.1.

          15.2 BUYER shall defend, indemnify and hold SELLER harmless against and in respect of:

               15.2.1  Any and all loss, damage, deficiency, or liability from
(i) any misrepresentation, breach of representation, warranty or covenant, or nonfulfillment of any agreement on the part of BUYER under this Agreement; (ii) any liability or obligation incurred by BUYER or arising out of any event or circumstances involving the assets occurring after Closing Date; and

          15.3 BUYER or SELLER shall, within reasonable time of its receiving notice of a claim, give written notice to the other party of any claim for which that party seeks indemnification under Section 15.1 and 15.2, and the indemnitor shall have the right to contest, defend, or litigate any matter in respect of which indemnification is claimed. Any delay in or failure to give notice of a claim for indemnification shall not relieve the indemnitor's obligation except to the extent that the indemnitor can demonstrate prejudice by such delay or failure. The indemnitor shall have the exclusive right to settle, either before or after the initiation of litigation, any matter in respect of which indemnification is claimed, but, prior to any such settlement, written notice of not less than ten (10) days of its intention to do so shall be given to the other party. In the event the indemnitor fails promptly to defend any such claim as provided in Sections 15.1 or 15.2, the other party may do so and shall then have the right, in its sole discretion, exercised in good faith and upon the advice of counsel, to settle, either before or after the initiation of litigation, any matter in respect of which indemnification is claimed.

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     16.  SELLER'S BREACH OF WARRANTIES.  In addition to any other remedy BUYER may have at law or equity, if SELLER breaches any of the representations, warranties and covenants, and the result of the breach of representation, warranty or covenant by SELLER is that BUYER can no longer maintain the Displays in their existing locations, SELLER shall refund to BUYER a prorated portion of the purchase price as the value of the lost Displays bears to the total amount paid.

     17. CORPORATE NAME. BUYER specifically agrees that it is not acquiring any right to use the name of SELLER in the operation of the assets purchased. BUYER further agrees that it will cause to be removed any name identification of the SELLER from the purchased assets within one hundred eighty (180) days of Closing.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                              DAVID KLEIN OUTDOOR ADVERTISING, INC.


                                   By: /s/ David Klein
                                   -----------------------------------
                                   Name:   David Klein
                                   Title:  President



                              UNIVERSAL OUTDOOR, INC.


                                   By: /s/ Brian T. Clingen
                                   -----------------------------------
                                   Name:   Brian T. Clingen
                                   Title:  Vice President

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